Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

November 13, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on November 13, 2025 by a newswire company in Canada and filed under the Company’s profile on SEDAR+.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

+1 (647) 259-1790

Item 9	Date of Report

November 13, 2025

Schedule “A”

Bitfarms Reports Third Quarter 2025 Results

- Revenue of $69 million from continuing operations and $14 million from discontinued operations -

- Successfully closed $588 million convertible notes offering -

- Announced plans to convert Washington site to support GB300s with advanced liquid cooling -

Toronto, Ontario and New York, New York (November 13, 2025) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a North American energy and digital infrastructure company, today reported its financial results for the third quarter ended September 30, 2025. All financial references are in U.S. dollars.

“We continue to execute on our strategy to pivot from an international Bitcoin miner to a North American energy and digital infrastructure company,” stated CEO Ben Gagnon. “We recently announced our successful $588 million convertible note offering, alongside our plans to convert our Washington site to HPC/AI workloads where additional monetization strategies for the site, including cloud operations, are being evaluated. Beyond Washington, everything in our portfolio is being built to support Nvidia’s next generation Vera Rubin GPUs which are expected to ship in Q4 2026. With almost twice the energy density of Nvidia’s Blackwell GPUs, there is not a data center that exists today that can support Nvidia’s next generation of AI hardware.”

Gagnon continued, “While most developers are focused on supporting Blackwells we intend to lead the industry in the development of Vera Rubin infrastructure. We strongly believe this infrastructure will be in even higher demand and shorter supply in 2027 and will command substantially greater economics from prospective customers. With our strong financial position and high-value energy portfolio, Bitfarms has never been better positioned to build the infrastructure that will power tomorrow’s economy.”

CFO Jonathan Mir stated, “With the successful completion of our $588 million convertible note offering and the conversion of our $300 million Macquarie debt facility to a project-specific financing for the development of our Panther Creek campus, the company is excited to commence the initial phases of our HPC/AI development, including civil works, substation works, and deposits on long-lead time items, at our Washington, Panther Creek, and Sharon sites. We now have substantial financial flexibility with $814 million in liquidity** as of November 12, 2025 and an additional $200 million potentially available from the Macquarie facility, and we have a clear vision of how we’re going to best utilize these funds to advance our HPC/AI infrastructure build outs across North America.”

HPC / AI Infrastructure Projects

●	Announced plans for conversion of the Washington site to HPC/AI workloads, targeting completion as early as December 2026. The site will feature validated reference designs compatible with GB300 GPUs, modular infrastructure for phased deployment and faster scalability, and state-of-the-art liquid cooling. Bitfarms signed a fully binding agreement for $128 million to supply all of the critical IT equipment and building materials for 18 MW of gross capacity.

●	Received positive indications from PPL on viability of converting Panther Creek’s existing ISA of 60 MW to a firm ESA of 60 MW to expand the provision of firm power to 410 MW with the potential to expand power capacity to over 500 MW, based on an additional load study.

●	Completed acquisition of Sharon, Pennsylvania property, previously operating under a 17-year lease. The campus is currently operating 30 MW of Bitcoin mining capacity, which will now be committed to HPC/AI infrastructure. An additional 80 MW substation is expected to come online by year-end 2026, bringing the anticipated total to 110 MW.

●	Converted previously announced Macquarie credit facility for up to $300 million to an up to $300 million project-specific financing facility for the development of Panther Creek, Pennsylvania campus and drew an additional $50 million from the converted facility to accelerate long-lead-time equipment purchases and advance HPC/AI development at this campus.

Executive Team Updates, Corporate Initiatives & U.S. Pivot

●	Announced the retirement of Jeffrey Lucas, Chief Financial Officer, and the appointment of Jonathan Mir, a global financial and strategic executive with over 25 years of capital markets experience in energy infrastructure, as successor effective October 27, 2025.

●	Appointed former Amazon Web Services executive Wayne Duso to Board of Directors effective August 18, 2025.

●	Commenced corporate share buyback program under which the Company is authorized to purchase up to 10% of the Company’s public float during the period starting on July 28, 2025 and ending on July 27, 2026. Purchased 7.8 million shares to-date at an average price of $1.27 for a total of approximately $10 million.

●	Announced second Principal Executive Office in NYC and commitment to convert to U.S. GAAP by year-end 2025 as part of broader strategy to redomicile to the U.S.

●	Discontinued the Argentina and the Paraguay operations, reflecting the strategic shift to North American HPC/AI infrastructure projects. In Q3 2025, total revenue from discontinued operations was $14 million, and net loss was $35 million, including impairment charge of $34 million mainly resulting from the reclassification of the Paraguay operations’ assets, which required these to be measured at fair value less costs to sell.

Power Portfolio & Mining Operations

●	Updated energy portfolio consists of 2.1 GW of power infrastructure assets in the U.S. and Canada, including 341 MW of energized capacity, 440 MW of secured contracted growth capacity, and 1,360 MW of capacity under application.

●	Mining fleet remains efficient at 18 installed Watts/TH and continues to generate cash flow.

Q3 2025 Financial Highlights from Continuing Operations

●	Total revenue of $69 million, up 156% Y/Y

●	Cash general and administrative expenses (G&A, exclusive of share-based compensation) of $14 million, compared to $20 million in Q3 2024, the improvement was largely driven by lower professional services.

●	Operating loss of $29 million, including impairment charge of $9 million and non-cash depreciation of $27 million, compared to an operating loss of $31 million in Q3 2024

●	Net loss of $46 million, or $0.08 loss per basic and diluted share, compared to a net loss of $24 million, or $0.05 loss per basic and diluted share, in Q3 2024

●	Adjusted EBITDA* of $20 million, or 28% of revenue, up from $2 million or 8% of revenue in Q3 2024

●	Gross mining margin* of 35%, down from 44% in Q3 2024

●	The Company earned 520 BTC at an average Direct Cost per BTC* of $48,200

Liquidity**

As of November 12, 2025, the Company had total liquidity of approximately $814 million comprised of approximately $637 million in cash and approximately $177 million in unencumbered Bitcoin.

Q3 2025 and Recent Financing Activities

●	Closed offering of $588 million aggregate principal amount of convertible notes, at an interest of 1.375%, due January 2031.

●	Completed the 2024 ATM Program on October 7, 2025, which commenced March 11, 2024. Since the inception of the program the Company issued a total of 165,091,099 common shares at an average price of $2.27 per share in exchange for gross proceeds of $375 million, receiving net proceeds of $363 million.

●	Sold 185 BTC at an average price of $116,500 for total proceeds of $22 million in Q3 2025. Earned 164 BTC from continuing operations and sold 100 BTC during October 2025, generating total proceeds of $12 million. A portion of the funds was used to pay capital expenditures to support the Company’s growth and efficiency improvement objectives and to supplement our Bitcoin 2.1 market operations program.

●	Introduced Bitcoin 2.1 program which primarily sells both short and long-dated out of the money calls on Bitcoin in Bitfarms’ treasury and future Bitcoin production. This program is designed to offset Bitcoin production costs and achieve higher value per Bitcoin sold as a low-cost and low-risk funding mechanism for energy infrastructure investments.

●	As of November 12, 2025, the Company held 1,827 BTC.

Quarterly Operating Performance

	Q3 2025	Q2 2025
Total BTC earned from continuing operations	520	555
BTC received through hosting revenue	15	15
BTC sold	185	1,052

	As of September 30,	As of June 30,
	2025	2025
Operating EH/s	14.8	14.8
Average Watts/Average TH efficiency***	19	18
Installed Watts/TH efficiency	18	18
Operating capacity (MW)	341	330

Quarterly Average Revenue**** and Cost of Production per BTC*

	Q3 2025	Q2 2025
Avg. Rev****/BTC	$114,300	$98,119
Direct Cost*/BTC	$48,200	$46,500
Total Cash Cost*/BTC	$82,400	$81,500

*	Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS Accounting Standards. In addition, the Company’s non-GAAP measures are adjusted to exclude discontinued operations, to align with the presentation in our financial statements. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.
**	Liquidity represents cash and balance of unrestricted digital assets.
***	Average watts represent the energy consumption of miners.
****	Average revenue per BTC is for mining operations only and excludes Volta revenue, Hosting revenue and energy sales.

Conference Call

Management will host a conference call today at 8:00 am EST. All Q3 2025 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

Non-IFRS Measures*

As a Canadian company, Bitfarms follows International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The Company also refers to this as “IFRS Accounting Standards”. Under IFRS Accounting Standards, the Company does not reflect the revaluation gains on the mark-to-market of its Bitcoin holdings in its income statement. It also does not include the revaluation losses on the mark-to-market of its Bitcoin holdings in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities’ financial performance and cash generating capability.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

Bitfarms’ 2.1 GW North American energy portfolio, comprised of energized, under development, and pipeline MW, is clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

http://x.com/Bitfarms_io

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

•	BTC BTC/day = Bitcoin or Bitcoin per day

•	EHuM = Exahash Under Management, which includes Bitfarms’ proprietary hashrate and hashrate being hosted by Bitfarms for third-party hosting clients

•	EH or EH/s = Exahash or exahash per second

•	ESA = Energy Service Agreement

•	GW or GWh = Gigawatts or gigawatt hour

•	HPC/AI = High Performance Computing / Artificial Intelligence

•	ISA = Interconnection Service Agreement

•	MW or MWh = Megawatts or megawatt hour

•	Q/Q = Quarter over Quarter

•	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

•	Y/Y = Year over Year

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the North American energy and compute infrastructure strategy, opportunities relating to the potential of the Company’s data centers for HPC/AI opportunities, the selection and specifications of equipment which are believed to be optimal, the prospective location of the Company’s facilities to developing AI infrastructure regions, the merits of the expansion of the sites of current facilities, the potential to deploy the proceeds of the convertible note offering and the Macquarie Group financing facility in a timely and effective manner or at all, the availability of funds for the Company’s development activities, the success of the Company’s HPC/AI strategy in general and its ability to capitalize on growing demand for AI computing while securing predictable cash flows and revenue diversification, the benefits of the corporate share buyback program, the benefits of maintaining strong liquidity and controlled capex spending, the benefits of the transition to U.S. GAAP accounting and a second principal office in the U.S. as part of a broader U.S. pivot strategy, the merits of the BTC holding and Bitcoin 2.1 strategy, the Company’s energy pipeline and its anticipated megawatt growth, the Company’s ability to drive greater shareholder value, projected growth, target hashrate, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; an inability to satisfy the conditions to loan drawdowns under the Macquarie Group financing facility; an inability to deploy the proceeds of the Macquarie Group financing facility and the sale of convertible senior notes to generate positive returns on the Company’s development activities; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the former Stronghold plants which entail environmental risk and certain additional risk factors particular to the former business and operations of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings and the prices at which securities may be sold, as well as capital market conditions in general; share dilution resulting from equity issuances; the risks of debt leverage and the ability to service and eventually repay the Macquarie Group financing facility; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; risks related to the Company ceasing to qualify as an “emerging growth company”; risks related to unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors; risks relating to lawsuits and other legal proceedings and challenges; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

investors@bitfarms.com

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Continuing operations
Revenues	69,245	27,072	42,173	156%	179,050	95,522	83,528	87%
Cost of revenues	(72,127)	(29,072)	(43,055)	148%	(181,684)	(117,475)	(64,209)	55%
Gross loss	(2,882)	(2,000)	(882)	44%	(2,634)	(21,953)	19,319	(88)%
Gross margin (1)	(4)%	(7)%	—	—	(1)%	(23)%	—	—
Operating expenses
General and administrative expenses	(17,036)	(25,310)	8,274	(33)%	(54,203)	(47,809)	(6,394)	13%
Gain on disposition of property, plant and equipment and deposits	64	(12)	76	633%	7,426	101	7,325	nm
Impairment of non-financial assets	(9,102)	(3,628)	(5,474)	151%	(9,102)	(3,628)	(5,474)	151%
Operating loss	(28,956)	(30,950)	1,994	(6)%	(58,513)	(73,289)	14,776	(20)%
Operating margin (1)	(42)%	(114)%	—	—	(33)%	(77)%	—	—
Net financial income (expenses)	(19,649)	6,868	(26,517)	(386)%	(15,676)	16,387	(32,063)	(196)%
Net loss before income taxes	(48,605)	(24,082)	(24,523)	102%	(74,189)	(56,902)	(17,287)	30%
Income tax recovery	2,347	98	2,249	nm	5,554	4,417	1,137	26%
Net loss from continuing operations	(46,258)	(23,984)	(22,274)	93%	(68,635)	(52,485)	(16,150)	31%
Net loss from discontinued operations (2)	(34,511)	(12,665)	(21,846)	172%	(74,734)	(16,743)	(57,991)	346%
Net loss	(80,769)	(36,649)	(44,120)	120%	(143,369)	(69,228)	(74,141)	107%

Change in revaluation surplus - digital assets, net of tax	6,395	721	5,674	787%	15,977	12,699	3,278	26%
Total comprehensive loss from continuing operations, net of tax	(39,863)	(23,263)	(16,600)	71%	(52,658)	(39,786)	(12,872)	32%
Total comprehensive loss from discontinued operations, net of tax (2)	(34,511)	(12,665)	(21,846)	172%	(74,734)	(16,743)	(57,991)	346%
Total comprehensive loss, net of tax	(74,374)	(35,928)	(38,446)	107%	(127,392)	(56,529)	(70,863)	125%
From continuing operations
Basic and diluted net loss per share from continuing operations (in U.S. dollars)	(0.08)	(0.05)	—	—	(0.13)	(0.13)	—	—
Gross Mining profit (3)	21,091	11,242	9,849	88%	68,936	47,223	21,713	46%
Gross Mining margin (3)	35%	44%	—	—	43%	51%	—	—
Adjusted EBITDA (3)	19,563	2,198	17,365	790%	38,538	23,845	14,693	62%
Adjusted EBITDA margin (3)	28%	8%	—	—	22%	25%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Discontinued operations refer to the operations in Rio Cuarto, Argentina, which have been abandoned due to the halting of the energy supply since May 12, 2025 and economic uncertainty in the region, and to the Paso Pe, Paraguay, operations that met the criteria to be classified as held for sale as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Sections 8 - Financial performance (Discontinued operations) and 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May
[3]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and
Adjusted EBITDA from Continuing Operations2

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	69,245	27,072	42,173	156%	179,050	95,522	83,528	87%

Net loss before income taxes	(48,605)	(24,082)	(24,523)	102%	(74,189)	(56,902)	(17,287)	30%
Interest income (expense)	1,299	(2,037)	3,336	(164)%	2,670	(4,082)	6,752	(165)%
Depreciation and amortization	27,386	13,583	13,803	102%	73,773	91,884	(18,111)	(20)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	(8,760)	8,760	100%
EBITDA	(19,920)	(12,536)	(7,384)	59%	2,254	22,140	(19,886)	(90)%
EBITDA margin	(29)%	(46)%	—	—	1%	23%	—	—
Share-based payment	2,851	4,968	(2,117)	(43)%	10,687	9,504	1,183	12%
Impairment of non-financial assets	9,102	3,628	5,474	151%	9,102	3,628	5,474	151%
Loss (gain) on revaluation of warrants	26,340	(5,704)	32,044	nm	20,577	(13,289)	33,866	nm
Gain on settlement of Refundable Hosting Deposits	—	—	—	—%	(945)	—	(945)	100%
Costs not associated with ongoing operations	9,244	9,383	(139)	(1)%	10,915	12,479	(1,564)	(13)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	—	—	—%	—	(16,081)	16,081	100%
Net financial (income) expense and other	(8,054)	2,459	(10,513)	(428)%	(14,052)	5,464	(19,516)	(357)%
Adjusted EBITDA	19,563	2,198	17,365	790%	38,538	23,845	14,693	62%
Adjusted EBITDA margin	28%	8%	—	—	22%	25%	—	—

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin from
Continuing Operations4

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Gross loss	(2,882)	(2,000)	(882)	44%	(2,634)	(21,953)	19,319	(88)%
Non-Mining revenues[1]	(8,806)	(1,451)	(7,355)	507%	(17,299)	(3,510)	(13,789)	393%
Depreciation and amortization	27,386	13,583	13,803	102%	73,773	91,884	(18,111)	(20)%
Expenses related to hosting and energy revenues	4,312	—	4,312	100%	12,308	—	12,308	100%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	(8,760)	8,760	100%
Electrical components and salaries	1,081	1,097	(16)	(1)%	2,788	2,678	110	4%
Sales tax recovery - prior years - energy and infrastructure[2]	—	—	—	100%	—	(14,338)	14,338	100%
Other	—	13	(13)	(100)%	—	1,222	(1,222)	100%
Gross Mining profit	21,091	11,242	9,849	88%	68,936	47,223	21,713	46%
Gross Mining margin	35%	44%	—	—	43%	51%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	69,245	27,072	42,173	156%	179,050	95,522	83,528	87%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues[3]	(60,439)	(25,621)	(34,818)	136%	(161,751)	(92,012)	(69,739)	76%
Non-Mining revenues	8,806	1,451	7,355	507%	17,299	3,510	13,789	393%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
(3)	Mining revenues include revenues from sale of computational power used for hashing calculations and revenues from computational power sold in exchange of services.
(4)	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of the MD&A.

Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC from Continuing

Operations2

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	72,127	29,072	43,055	148%	181,684	117,475	64,209	55%
Depreciation and amortization	(27,386)	(13,583)	(13,803)	102%	(73,773)	(91,884)	18,111	(20)%
Expenses related to hosting and energy revenues	(2,034)	—	(2,034)	(100)%	(5,039)	—	(5,039)	(100)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	8,760	(8,760)	(100)%
Electrical components and salaries	(1,081)	(1,097)	16	(1)%	(2,788)	(2,678)	(110)	4%
Infrastructure expenses	(21,799)	(1,284)	(20,515)	nm	(40,235)	(4,070)	(36,165)	889%
Infrastructure expenses related to self-producing energy for mining	5,212	—	5,212	100%	13,498	—	13,498	100%
Sales tax recovery - prior years - energy and infrastructure (1)	—	—	—	—%	—	14,338	(14,338)	(100)%
Direct Cost	25,039	13,108	11,931	91%	73,347	41,941	31,406	75%
Quantity of BTC earned	520	414	106	26%	1,570	1,562	8	1%
Direct Cost per BTC (in U.S. dollars)	48,200	31,700	16,500	52%	46,700	26,900	19,800	74%

nm: not meaningful

[1]	Sales tax recovery relating to energy and infrastructure has been allocated to its respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of the MD&A.

Bitfarms Ltd. Calculation of Total Cash Cost and Total Cost per BTC from Continuing

Operations3

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	72,127	29,072	43,055	148%	181,684	117,475	64,209	55%
General and administrative expenses	17,036	25,310	(8,274)	(33)%	54,203	47,809	6,394	13%
	89,163	54,382	34,781	64%	235,887	165,284	70,603	43%

Depreciation and amortization	(27,386)	(13,583)	(13,803)	102%	(73,773)	(91,884)	18,111	(20)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	8,760	(8,760)	(100)%
Expenses related to hosting and energy revenues	(4,714)	—	(4,714)	(100)%	(13,216)	—	(13,216)	(100)%
Non-cash service expense (2)	(1,027)	(564)	(463)	82%	(2,777)	(564)	(2,213)	392%
Electrical components and salaries	(1,081)	(1,097)	16	(1)%	(2,788)	(2,678)	(110)	4%
Share-based payment	(2,851)	(4,968)	2,117	(43)%	(10,687)	(9,504)	(1,183)	12%
Costs not associated with ongoing operations	(9,244)	(9,383)	139	(1)%	(10,915)	(12,479)	1,564	(13)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	—	—	—%	—	16,081	(16,081)	(100)%
Other	—	(2,500)	2,500	100%	—	(5,659)	5,659	100%
Total Cash Cost	42,860	22,287	20,573	92%	121,731	67,357	54,374	81%
Quantity of BTC earned	520	414	106	26%	1,570	1,562	8	1%
Total Cash Cost per BTC (in U.S. dollars)	82,400	53,800	28,600	53%	77,500	43,100	34,400	80%

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.
[3]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of the MD&A.